Exhibit 99.4

Nutrien Code of Ethics

Table of Contents

1.	The Purpose of Our Code

2.	Our Code Applies to Everyone

General

A Higher Standard for Leadership

Waiver

3.	Our Responsibilities Under the Code

Obligation to Report Misconduct

Report Handling Procedures

No-Retaliation Policy

Annual Training / Acknowledgement

4.	Our Commitment to the Law and Nutrien Policies

Antitrust and Competition Laws

Anti-Corruption and Anti-Bribery

Global Trade Compliance

Anti-Money Laundering

Travelling Abroad

5.	Our Commitment to Our People

Fair and Respectful Workplace

Diversity

Personal Information

6.	Our Commitment to Safety, Health and the Environment

7.	Our Commitment to Nutrien

Conflict of Interest

Confidential Information

Nutrien Assets

Records Management

Intellectual Property

8.	Our Commitment to Nutrien’s Shareholders

Insider Trading

Public Disclosure

External Communications

Accurate Business Records

9.	Our Commitment to our Customers and Suppliers

Fair Dealings

Gift and Entertainment

10.	Our Commitment to our Communities

Corporate Social Responsibility

Political Contributions and Community Investment

This Code does not alter any of our terms and conditions of employment, nor does it create contractual rights for you or others.

CODE OF ETHICS

1.	The Purpose of Our Code

Nutrien’s most important assets are our employees, customers, shareholders, suppliers and the communities in which we operate. It is critical that we maintain the trust of each. Our Code of Ethics (“Code”) helps us fulfill our responsibilities by:

●	Committing to the public and our stakeholders our uncompromising integrity in every aspect of our efforts.
●	Describing our values and principles of business conduct, including our own high standards and our fundamental respect for the rule of law.
●	Guiding employees how to engage in ethical decision making in all our operations around the world.
●	Outlining our approach to interacting ethically with stakeholders – employees, customers, suppliers, competitors, governments and communities – and acting in the best interest of shareholders.

Nutrien has several entity-level and local policies that you are required to read and understand in addition to this Code.

2.	Our Code Applies to Everyone

General

All of us must comply with the Code including all employees, officers and the Board of Directors (“directors”) of Nutrien. Nutrien includes the Nutrien Group of Companies, meaning all of its affiliated entities (i.e., entities in which Nutrien controls or owns, directly or indirectly, more than 50% of the outstanding shares) (collectively referred to as “Nutrien”). We also require some business partners and other entities to comply with this Code. It is important that all representatives of Nutrien act in a manner that will maintain Nutrien’s reputation for ethics, integrity and respect, and foster a culture of honesty and accountability.

It is important that we understand the Code and how to apply it to situations we may encounter in our work. It will be relatively easy to determine how to apply the Code to many situations. However, some business situations are more complex. The Code does not provide guidance on every circumstance we might face in our work. Instead, it sets minimum standards that each of us is expected to meet or exceed in our business dealings and provides guidelines to help us address new situations. As always, each of us are expected to use our best judgment and common sense, keeping in mind that we are required to comply with the spirit, as well as the written words, of the Code.

If you face an ethical situation and you’re not sure what to do, asking yourself the following questions may help.

You should be able to answer “Yes” to each of these questions.

Is this fair?	Is this legal?	Am I confident that Nutrien would not be embarrassed if this situation became public knowledge?	Would I approve of this situation if I were a fellow employee, a supplier, a customer, a shareholder or a member of the community affected by this action?	Am I confident that it would not cause harm to Nutrien’s reputation?

“Yes” You may proceed.	“No” This action may have serious consequences. Do not proceed.	“Not sure?” Contact Legal Department/ Compliance Department for guidance.

All of us are encouraged to raise questions or issues with our supervisors, the Human Resources Department, the Legal Department or the Compliance Department. When in doubt, you should ask before acting.

Compliance with the Code is mandatory. A breach of the Code may result in disciplinary action, up to and including termination of employment, where permitted by local law.

This Code does not alter any of our terms and conditions of employment, nor does it create contractual rights for you or others.

A Higher Standard for Leadership

All supervisors, managers and officers (collectively, “leaders”) have an elevated responsibility to lead according to the standards in this Code, in both words and actions, because leaders are in positions of trust and influence, and set the ethical tone of the organization. Leaders are expected to ensure that we understand this Code, and complete the required annual training and commitment to this Code. Leaders also are expected to adhere to and promote our “open door” policy. This means that they are available to anyone with ethical concerns, questions or complaints, and encourage an environment where we feel comfortable asking questions or raising concerns. Our leaders must follow up on allegations of wrongdoing, and take appropriate action, including notifying the Legal Department or the Compliance Department where appropriate.

Leaders must adhere to our No-Retaliation Policy. They cannot retaliate against anyone for raising a concern or question in good faith or participating in an investigation. Leaders must not tolerate retaliatory acts by anyone else.

Waiver

If you need to inquire about or seek a waiver of a provision of our Code, you should reach out to the Legal or Compliance Department. Waivers of our Code that are applicable to our directors or executive officers must be approved by our Board of Directors (or a designated Board committee) and will be disclosed as and when required by law or the listing standards of the Toronto and New York Stock Exchanges.

3.	Our Responsibilities Under the Code

Nutrien’s business activities are rooted in public trust. Our continued success depends on maintaining our ethical reputation. Each of us has a duty, if appropriate under local law, to report violations, or suspected violations, of this Code or any other Nutrien policy. We also have an obligation, in conformity with local law, to participate in internal and external investigations into reported allegations of misconduct, as well as cooperate with internal and external auditors.

Obligation to Report Misconduct

If you have a good faith belief that you, or someone else, is about to or has engaged in conduct that violates this Code or any other law or Nutrien policy, you are required to report it immediately, if appropriate under local law. You can report to your supervisor, any member of management, your local Human Resources department, any member of the Legal Department or the Compliance Department. Another option is to report to the Audit Committee, which you can do by sending a written summary of your concerns to Nutrien’s head office, in a sealed envelope marked “Private and Confidential – Attention: Chair of the Audit Committee of Nutrien.” Directors and officers are required to report misconduct to the Chair of the Board, or to the Chair of the appropriate committee of the Board.

You also can contact the Nutrien Compliance Hotline to report your concerns. If you use the Compliance Hotline, you can choose to remain anonymous, where permitted by local law, or you can identify yourself. All inquiries to the Compliance Hotline will be handled confidentially to the extent permitted by local law.

The Code will be enforced at all levels of Nutrien. Violations of the Code or other Nutrien policies will be taken extremely seriously and may result in disciplinary action, up to and including termination of employment, where permitted by local law. If any breach of the Code or Nutrien policies violates the law, civil or criminal legal proceedings may also result.

Report Handling Procedures

We will maintain an open culture where all concerns expressed in good faith will be investigated and, if appropriate, acted upon. We will always strive to protect the anonymity of anyone who in good faith reports suspected misconduct. All concerns, questions and complaints will be taken seriously and handled promptly, confidentially and professionally.

The Compliance Hotline is available 24 hours a day, 7 days a week and is administered by an independent vendor. There will be no effort to trace or record calls to the Hotline or emails sent to the Compliance mailbox. The information you provide is summarized by the independent vendor in a report and forwarded to members of the Compliance Department. Concerns involving executive management are also automatically sent to the Chair of the Audit Committee.

When a concern is reported, whether through the Compliance Hotline or by any other method, the Compliance Department reviews the report and decides what type of investigation is appropriate. The Compliance Department can communicate with you through the Compliance Hotline or, if you choose to identify yourself, directly through phone, email, the website or in person. You will be notified once the investigation has been completed. Under some circumstances, Nutrien may have confidentiality obligations that may limit the information that can be provided to you at the end of the investigation.

No-Retaliation Policy

We will not tolerate retaliation, and will protect employees from retaliation. This means that we will not permit retaliation of any kind by or on behalf of Nutrien and our directors, officers, or employees against (a) good faith reports or complaints of violations of this Code or Nutrien policies, or other illegal or unethical conduct, or (b) cooperation in an investigation by a governmental authority or by Nutrien, where the person cooperating has a good faith belief that a violation of law, this Code, or other Nutrien policies has occurred. Acting in good faith means that you have a reasonable belief that the information you provide is true, and that you provide all the information you have.

To maintain the standards of conduct embodied in this Code, Nutrien needs your active cooperation, and requires your full support. If you believe you have been retaliated against, contact the Legal Department, the Compliance Department, or the Human Resources Department. Anyone who retaliates against another person in violation of this Code or Nutrien policies will be subject to disciplinary action, up to and including termination of employment, where permitted by local law.

Annual Training / Acknowledgment

Each year, you will be asked to complete the Code of Ethics training course. Upon completion of this training, you may be asked to reaffirm your commitment to comply with the Code of Ethics.

4.	Our Commitment to the Law and Nutrien Policies

Nutrien continues to grow throughout the world. We must respect and comply with all the laws that apply to our business operations, wherever we conduct business around the world. This means that we must abide by the laws of the countries, provinces, states and other local jurisdictions in which we do business. We also must ensure that we understand and abide by laws of the jurisdictions that apply to us globally.

Each of us also is responsible for abiding by all applicable written Nutrien policies, procedures and guidelines, including Nutrien’s entity-level and local policies.

The Legal Department is available to assist in interpreting and applying the law and Nutrien policies pertaining to each of our lines of business.

Below are some of the laws and Nutrien policies that influence how we do business at Nutrien.

Antitrust and Competition Law

We are required to comply with all applicable antitrust and competition laws. These laws are designed to protect and promote free and open competition. We are prohibited from making formal or informal agreements – whether successful or not – with competing companies that attempt to restrict trade. Even the appearance of violating antitrust or competition laws can bring serious consequences to the individuals involved and to Nutrien.

Examples of conduct, agreements or understandings among competitors that may violate antitrust or competition laws include, but are not limited to:

●	Price fixing or other unreasonable price or terms of sales agreements;
●	Charging different prices for like goods to similar customers under certain circumstances;
●	Dividing or allocating customers, markets or territories between competitors;
●	Boycotts or classification of customers;
●	Limiting, restricting or curtailing production among competitors;
●	Improperly tying or bundling services;
●	Attending a trade association meeting or any other meeting with competitors where prices or other terms of sale are discussed.

For more information, please see our Competition Law Policy.

Anti-Corruption and Anti-Bribery

All of us must engage in ethical conduct and comply with all foreign and local anti-corruption and anti-bribery laws in any jurisdiction in which we do business. A bribe is the giving (or authorizing or offering) of something of value to an individual with the intent of obtaining an improper benefit. A bribe can take many forms, including cash and cash equivalents, gifts, entertainment, meals, travel, below-market loans, preferential hiring, favors and political and charitable donations. If you receive a demand for or offer of a bribe in any form you must reject it and report it immediately to the Legal Department.

Anti-corruption laws prohibit bribing anyone — including government officials and business partners — by offering anything of value, either directly or indirectly through a third party, in an attempt to obtain or retain business or a business advantage. Nutrien prohibits the payment of all bribes whether to government officials or business partners. Bribes and other corrupt payments may violate multiple anti-corruption laws and expose individuals and the Company to civil and criminal liability and severe penalties. Violations also could result in the loss of future government contracts.

Third parties also can create corruption and bribery risks for Nutrien when they act on our behalf. It is important that we conduct a proper level of due diligence prior to entering into business relationships with third parties.

For more information, please see our Global Anti-Corruption Policy.

Global Trade Compliance

Nutrien’s global reach demands that we exercise appropriate due diligence as to the third parties with which we do business and that we comply with all international laws regulating trade, as well as local import and export laws and regulations. These laws are complex and can change quickly as governments address new political or security issues. In general, they govern the export, import or transfer of certain controlled products and technology by Nutrien. If your job involves the transportation or use of products or technology subject to export control laws or importation regulations, it is your responsibility to know and follow all such laws and regulations, as well as related Nutrien policies and procedures. The consequences for violating trade control laws and regulations are severe — both for Nutrien and for the individuals involved. Therefore, if you have any questions about exports, re-exports or imports, please contact the Legal Department.

In addition, some countries where we do business use embargoes and sanctions to further foreign policy and national security objectives. These embargoes and sanctions prohibit or severely restrict our direct or indirect dealings with certain countries. They also may restrict our dealings with individuals or with companies controlled by the government. You are responsible for obtaining a legal review of any transaction involving any country subject to Canada, United States or United Nations embargoes or sanctions to determine whether applicable laws prohibit the proposed transaction. In addition, all transactions must be screened to ensure that they do not involve any prohibited parties, destinations or end-uses.

Anti-Money Laundering

Nutrien is committed to complying with anti-money laundering laws in the countries where we do business. Money laundering is the process by which individuals or entities move criminal funds through the financial system to hide traces of their criminal origin, or otherwise try to make these funds look legitimate. We need to be on the lookout for irregularities in the way payments are made (i.e., attempts to make payments in cash, payments to third parties not involved in the contract, or requests to make an overpayment).

We will not conduct business with individuals or organizations that we reasonably believe could be engaged in money laundering or any process by which such individuals or organizations try to conceal illicit funds or make those funds look legitimate.

Travelling Abroad

As part of our global business, many of us may travel internationally and cross border on a regular basis. It is vital that when doing so we provide accurate information to authorities when applying for entry to a country and that we obtain appropriate immigration documentation to cover our activities in that country and comply with all tax, immigration and related laws and regulations. If you have any questions or concerns, please refer to the Travel Department or the Human Resources Department for assistance.

5.	Our Commitment to Our People

Fair and Respectful Workplace

Nutrien encourages respect for the rights, culture, diversity and dignity of all individuals. Nutrien strives to maintain a work environment that is respectful, professional and free from discrimination and harassment.

Nutrien will not tolerate discrimination or harassment directed at any individual or group with respect to, but not limited to, race, gender, gender identity, gender expression, color, religion, national origin, age, qualifying disability, veteran status, marital status, family status, pregnancy, sexual orientation or any activity specifically protected under a Nutrien policy. Jurisdictions in which we do business may include additional protected grounds not mentioned above. Nutrien will comply with all applicable local employment and human rights laws in any jurisdiction where we do business.

If you experience or become aware of any act of discrimination or harassment, you have a duty to report it. You will not face retaliation for making a good faith complaint, assisting in an investigation or filing a complaint with any governmental agency under federal, provincial, state or local employment discrimination laws.

Diversity

In keeping with Nutrien’s values, we all must respect diversity and seek mutual benefit from working together with people with diverse experiences and backgrounds. We recognize that having a diverse and inclusive workforce enhances our organizational strength and economic returns, creates a sustainable economic advantage, and reflects the diversity of our stakeholders, including customers, employees, suppliers and investors, and the demographics of the communities in which we operate.

Personal Information

We will maintain the confidentiality of personal information entrusted to us by our employees or customers. Personal information is any information about an identifiable individual, other than the person’s business title or business contact information when used or disclosed for the purpose of business communications. Personal information does not include anonymous or non-personal information (i.e., information that cannot be associated with or tracked back to a specific individual).

Nutrien will collect, use and disclose personal information only with the knowledge and permission of the affected individual unless necessary and permitted by local laws. Access to personal information within Nutrien generally will be restricted to those employees with legitimate business reasons to review the information. If you have such access, you are required to safeguard this information and follow our privacy policies and data protection practices in your use of online and offline systems, processes, products and services that involve the use, storage or transmission of any such information. We may communicate this information to agents or service providers, but only if they have agreed to be bound by our rules governing privacy and confidentiality and their compliance with these rules is monitored.

For more information, please see our privacy policies.

6.	Our Commitment to Safety, Health and the Environment (SH&E)

Our overriding concerns are safety of people and protection of the environment. At Nutrien, safety is more than just a priority, it is a core value which becomes an inseparable component of all we do at work, at home and as an example to others. Our goals simply stated are: No harm to people and a relentless pursuit of minimizing our environmental impacts. The drive to achieve these goals motivates us every day to find better ways to operate safely, to ensure no harm to our people and to continuously reduce our environmental impact.

In all our activities and operations, we will:

●	Ensure that all our employees, contractors and others are well informed, well trained, engaged, attentive and committed to the SH&E processes. All Nutrien employees and contractors have a responsibility to work safely and protect the environment.
●	Recognize that safe operations depend not only on technically sound plants and equipment, but also on competent people and a culture of caring, that values safety and the protection of the environment. No activity is so important that it cannot be done safely and without creating undue environmental risk.
●	Comply fully with all regulatory requirements applicable to our operations.
●	Strive to minimize our environmental footprint, including waste, emissions and discharges from our operations.
●	Provide a secure working environment by protecting ourselves, our assets and our operations against risk of injury, loss or damage.
●	Regularly provide assurance that the safety and environmental protection processes in place are working effectively.
●	Maintain public confidence in the integrity of our operations. We will actively communicate and consult with people outside Nutrien to improve our understanding of SH&E related issues associated with our operations.
●	Actively participate in hazard identification and safety, health, environmental and security compliance audits, voluntary efforts and reporting of SH&E performance results.
●	Actively encourage and enable our employees to make healthy lifestyle choices at work and at home.
●	Continuously seek opportunities to improve safety processes in our contractor relationships, emphasizing product stewardship and the safe transport of our products.

If we become aware of circumstances relating to Nutrien’s operations or activities that raise a safety or environmental concern, we will report the matter to our supervisors, to our Safety and Health Committee members, to the Human Resources Department, to the Legal Department or by one of the other methods described in this Code.

7.	Our Commitment to Nutrien

Conflicts of Interest

It is each of our responsibility to work for the best interest of Nutrien and our shareholders. A conflict of interest occurs when our private interest negatively influences, or appears to influence, our business judgment. Conflicts also may arise when we (or our families) receive improper personal benefits as a result of our position in Nutrien. We must avoid even the appearance of a conflict of interest that might cause others to doubt our fairness or integrity.

The following are some examples of potential conflicts and the rules that each of us should follow:

●	Outside Employment or Business Activities: We must not participate in any outside business opportunities or jobs that materially impact our ability to complete our Nutrien duties or that compete with Nutrien in any way. To protect against such conflicts, we must report to a supervisor and receive approval for any outside employment in which we participate. If our outside business opportunity is approved, we must not use Nutrien resources to fulfill any obligation to the outside business opportunity;

●	Outside Financial Interests/Investments: Absent prior written approval from a supervisor and excluding modest investments in publicly traded securities, we may not have a direct or indirect financial interest in a competitor, customer or supplier, or receive loans or guarantees personally that conflict with Nutrien’s interests;

●	Personally Pursuing Corporate Opportunities That Are Discovered Through Our Work With Nutrien: We are prohibited from (a) taking for ourselves personally any opportunities that properly belong to Nutrien or are discovered through the use of corporate property, information, or position; (b) using corporate property, information or position for personal gain; and (c) competing with Nutrien;

●	Family and Friends: The rules on conflicts apply to us even when it is our friends or family who receive the benefit. In all situations, we must avoid matters that improperly influence our decisions, even if that means turning down a gift for our spouse, children or good friends. We also must ensure that if we hire friends or family to do work for Nutrien that the best interests of Nutrien are always maintained;

●	Volunteer Opportunities: We must not use our position with Nutrien to obtain positions with any non-profit organization or influence the work of any such organization.

Confidential Information

We must avoid inadvertent disclosure of confidential information during our employment and post-employment. Confidential information includes any non-public information that might be of use to competitors of Nutrien, or harmful to Nutrien or its suppliers or customers if disclosed, including but not limited to, information about finances, devices, processes, plans and methods. Activities where inadvertent disclosure could occur include any conversation (in person, in writing or by telephone) in any public area or on the Internet (including by email, in blogs, chat rooms or news groups, or through any social media or social network). Also, you must not discuss or share any confidential information with anyone outside of Nutrien, including family members or friends, and this includes your online communications.

Whenever feasible, we should consult the Legal Department if we believe that there is a legal obligation to disclose confidential information. For example, it may be necessary to disclose confidential information when cooperating in an investigation by a governmental agency or by the Company, where the person cooperating has a good faith belief that a violation of law or the Company’s policies has occurred.

Nutrien Assets

We are each entrusted with Nutrien assets and will work to protect them from loss, damage, misuse or theft. We will ensure their efficient use for legitimate business purposes only. Nutrien assets include physical and intangible assets, such as, but not limited to, facilities, financial assets, vehicles, office supplies, operations-related equipment and machinery, ideas and innovations, confidential information and technological equipment including computers, smart phones, communication systems, software, operating systems, networks and storage media. Additionally, all files, records, intellectual property and reports that we create or acquire in the course of our employment with Nutrien are the property of Nutrien.

We will avoid wasting Nutrien assets through carelessness or neglect and under no circumstances will we convert Nutrien property to our personal use. We will not abuse our use of the Internet, our intranet or the use of Nutrien email. We will never use Nutrien computers or networks in a way that could compromise the security or integrity of Nutrien information or software, or to access, receive or transmit materials that are inappropriate, illegal or may violate any of our policies.

We have no expectation of personal privacy in connection with the use of these Nutrien resources unless otherwise permitted by local law. Nutrien reserves the right to monitor use of Nutrien property, premises and resources (for example, office sites, operations sites, computers, email, phones, proprietary information, etc.) in accordance with applicable laws and as necessary to protect the interests of Nutrien. Nutrien monitors facilities and equipment to promote safety, prevent unlawful activity, and comply with legal requirements.

Records Management

We often deal with large quantities of Nutrien documents and records, both paper and electronic. All records that relate to our work are the property of Nutrien, including those that we may have authored or helped to prepare. It is important that we know Nutrien’s policy regarding how long we should retain these documents and records, and when and how we should dispose of them.

If we are notified that documents in our possession are relevant to any pending litigation or an investigation or audit, we will not alter, distort, conceal, delete or destroy the documents, and we will follow the guidelines set forth in the notification from the Legal Department. In the event of litigation or governmental investigation, we must consult the Legal Department before destroying any pertinent records.

Intellectual Property

Intellectual property includes works or inventions that are often the subject of a patent, copyright or trademark. Intellectual property is generally owned by an individual or company, and use of it without permission is prohibited. We will never use someone else’s patented or copyrighted work or invention, or trademarked name without permission. We will never copy or use proprietary data, product drawings, user manuals or software without permission. We will never plagiarize or inappropriately use articles or materials published by others.

Questions regarding intellectual property rights should be directed to the Legal Department.

8.	Our Commitment to Nutrien’s Shareholders

Insider Trading

All directors, officers, and employees of Nutrien with access to or knowledge of undisclosed material information from or about Nutrien, or any of its subsidiaries, are prohibited from buying, selling, or otherwise trading in Nutrien’s securities or the securities of Nutrien’s subsidiaries or from informing or tipping others about material non-public information. Material information is any information that a reasonable investor would likely consider important in deciding whether to buy, sell or hold securities of a company (for example, stocks, bonds or options). Information is considered non-public if it has not been adequately disclosed to the public (for example, through a press release, a webcast available to the public, or a filing with a government agency).

For more information, please refer to the Securities Trading Policy.

Public Disclosure

Nutrien is committed to the timely, factual and broad-based disclosure of complete, accurate and balanced information about Nutrien in accordance with all applicable legal and regulatory requirements.

Nutrien designates a limited number of spokespersons responsible for communication with the media and the investment community. The CEO, CFO, Vice President, Investor & Corporate Relations (or such individuals in similar capacities or positions who perform substantially similar functions) shall be the official spokespersons for Nutrien on general corporate matters. Individuals holding these positions may, from time to time, designate others within Nutrien to speak on behalf of Nutrien or to respond to specific inquiries.

Employees who are not authorized spokespersons must not respond to inquiries from the investment community, the media or others, unless specifically asked to do so by an authorized spokesperson.

For more information, please refer to the Disclosure Policy.

External Communications

It is important that we communicate with our stakeholders accurately and honestly about Nutrien in all external communications including, but not limited to, social media, news media, publications and speeches. Social media has changed the way we live and work and can blur the lines between our personal and professional lives. Social media includes blogs, discussion boards, chat rooms and websites such as Facebook, StockTwits, Twitter, Instagram, LinkedIn and YouTube. We will exercise caution and discretion in our use of social media. Employees should not post materials that identify Nutrien or create the impression that they represent Nutrien without first getting the appropriate authorization. Site Managers may deal with certain media and public enquiries in accordance with the Media and Public Communication Policy.

In addition to everyday communications using social media, employees may be asked or elect to express their views or provide information to the news media, in public speeches or in articles for publication about Nutrien or our business. In order to ensure appropriate and accurate information is disseminated, employees must discuss all such communications with the Investor and Corporate Relations Department or the Legal Department.

However, any disclosure of the type contemplated by the Disclosure Policy, including disclosures made to shareholders, investors, analysts and securities regulatory authorities must be discussed with the Vice President, Investor & Corporate Relations.

Accurate Business Records

We must make sure that we are honest and accurate in every part of our business. This includes ensuring that we record properly in Nutrien’s books, records and accounts all funds, assets, receipts and disbursements of Nutrien. When filling out expense reports, we must ensure that we are accurate and provide enough detail to confirm the business purpose of the matter. Nutrien’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Nutrien’s transactions, and must conform both to applicable financial reporting and accounting laws and to Nutrien’s system of internal controls. We will maintain accurate and complete environmental and safety reports and records. We will never create or participate in the creation of records that are misleading or artificial. We will not authorize payment of Company funds knowing that any part of the payment will be used for any purpose other than the purpose described in the documents supporting the payment. Each of us will co-operate fully with Nutrien’s internal and independent auditors, as well as government investigators or regulators that request information in connection with any audit or investigation.

Remember, almost all Nutrien documents, including email and other electronic records, may be subject to public disclosure during litigation or governmental investigations. Records also are often obtained by outside parties or the media. Therefore, we should be clear, concise, truthful and accurate when recording any information. Avoid exaggeration, colorful language, guesswork, legal conclusions and derogatory characterizations of people and their motives in our communications.

We will follow our administrative and accounting controls to ensure that Nutrien complies with the above requirements and that financial and other reports are accurately and reliably prepared, and fully and fairly disclose all required or otherwise material information.

9.	Our Commitment to Our Customers and Suppliers

Fair Dealings

Our reputation is built upon the value created by each of us in our daily interactions with suppliers, customers, shareholders, suppliers, fellow employees, competitors, regulators and the public. Each of us should endeavor to deal fairly with those with whom we do business. We can build the value of Nutrien by meeting the highest standards of professional conduct. We will never act in a way which might embarrass Nutrien. We will not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair practice. We will work to create mutual advantage in all our relationships so that people will trust us and want to do business with us.

Gifts and Entertainment

We recognize that the exchange of gifts and entertainment can build goodwill and strengthen business relationships. We will only give or accept gifts and entertainment with customers, suppliers and other business partners that are for legitimate business purposes, are not excessive or frequent and do not constitute bribes. Providing or accepting occasional meals, small Nutrien mementoes and tickets to sporting or cultural events may be appropriate in certain circumstances. However, some gifts and entertainment can create, whether real or perceived, improper influence or a conflict of interest. Some may even be illegal.

Giving or receiving gifts or entertainment is not appropriate if it creates a sense of obligation, puts us in a situation where we may appear biased, or is done with the intent to influence a business decision. We will never accept gifts or entertainment during the process of a competitive bid or tender exercise. Gifts or entertainment provided to or received from a government official is generally discouraged. If you have a question or concern, you should contact the Legal Department or the Compliance Department.

For more information, please refer to the Gift and Entertainment Policy.

10.	Our Commitment to Our Communities

Corporate Social Responsibility

Nutrien seeks to be an active and contributing member of each community, and create long-term, mutually beneficial relationships with our communities. We must engage in business practices that respect the value of human life and the communities in which we do business. It is our responsibility to know our suppliers, customers and business partners. We strive to conduct business with those who act in a responsible manner and refuse to work with those that we know commit human rights abuses, violate anticorruption laws or otherwise risk damaging the reputation of Nutrien.

Political Contributions and Community Investment

We have the right to give our personal time and funds to support the political candidates and charitable and not-for-profit causes of our choice, but this activity should be on our own behalf and not as a representative of Nutrien. Specifically, we cannot use Nutrien funds, resources, assets or the Nutrien name when making contributions to or involving ourselves in such activities without first obtaining permission from the Corporate Government Relations function (political contributions) or Corporate Sustainability function (Community Investment). Your choice to support political causes or not will have no bearing on your position in Nutrien, nor your potential for future advancement.